PRUCO LIFE INSURANCE COMPANY

PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY
PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

PRUDENTIAL PREMIER(R) ADVISOR/SM/ VARIABLE ANNUITY ("ADVISOR SERIES")

FLEXIBLE PREMIUM DEFERRED ANNUITY

Supplement, dated October 19, 2015,
to Prospectuses dated April 27, 2015 and April 30, 2015

This Supplement should be read and retained with the Prospectus for your Annuity. This Supplement is intended to update certain information in the Prospectus for the variable annuity you own and is not intended to be a prospectus or offer for any other variable annuity listed here that you do not own. If you would like another copy of the current Prospectus, please call us at 1-888-PRU-2888 or visit www.prudentialannuities.com.

We are issuing this supplement to reflect changes to the Advanced Series Trust ("AST") Portfolios that will become effective on October 19, 2015.

ADDITIONAL AST PORTFOLIOS

Effective on October 19, 2015, the following Portfolios are being added to your Annuity as variable investment options:

•	AST MANAGED ALTERNATIVES PORTFOLIO

•	AST MORGAN STANLEY MULTI-ASSET PORTFOLIO

•	AST NEUBERGER BERMAN LONG/SHORT PORTFOLIO

•	AST WELLINGTON MANAGEMENT REAL TOTAL RETURN PORTFOLIO

For Annuities with no optional living benefits:  If you do not currently own an optional living benefit, you are permitted to allocate Purchase Payments (if permitted under your Annuity) and make transfers both to and from each of these Portfolios.

For Annuities with optional living benefits: If you currently own an optional living benefit, these Portfolios are not available to you as variable investment options.

In conjunction with the changes described above, we have revised the table in the Prospectuses titled, “Underlying Mutual Fund Portfolio Annual Expenses” in “Summary of Contract Fees and Charges.”

UNDERLYING MUTUAL FUND PORTFOLIO ANNUAL EXPENSES
(as a percentage of the average net assets of the underlying Portfolios)
	For the year ended December 31, 2014 (restated to reflect current fees as of July 1, 2015)
FUNDS							Total
					Broker Fees	Acquired	Annual		Net Annual
			Distribution	Dividend	and Expenses	Portfolio	Portfolio	Fee Waiver	Fund
	Management	Other	(12b-1)	Expense on	on Short	Fees &	Operating	or Expense	Operating
	Fees	Expenses	Fees	Short Sales	Sales	Expenses	Expenses	Reimbursement	Expenses
AST Managed Alternatives Portfolio*	0.15%	0.06%	0.00%	0.00%	0.07%	1.31%	1.59%	0.05%	1.54%
AST Morgan Stanley Multi-Asset Portfolio*	1.04%	0.18%	0.25%	0.00%	0.00%	0.00%	1.47%	0.05%	1.42%
AST Neuberger Berman Long/Short Portfolio*	1.04%	0.13%	0.25%	0.00%	0.24%	0.00%	1.66%	0.00%	1.66%
AST Wellington Management Real Total Return Portfolio*	1.04%	0.15%	0.25%	0.00%	0.00%	0.00%	1.44%	0.02%	1.42%
*See notes immediately below for important information about this fund.

AST Managed Alternatives Portfolio The Portfolio will commence operations on or about July 13, 2015. Estimate based in part on assumed average daily net assets of $250 million for the Portfolio for the fiscal period ending December 31, 2015. The Investment Manager has contractually agreed to waive a portion of its investment management fees and/or reimburse certain expenses for the Portfolio so that the Portfolio's investment management fee plus other expenses (exclusive in all cases of taxes, interest, brokerage commissions and extraordinary expenses) plus Underlying Portfolio (as defined below) fees and expenses (excluding dividends on securities sold short and brokers fees and expenses on short sales) does not exceed 1.47% of the Portfolio's average daily net assets through June 30, 2016. The waiver in the table above is 0.05%, rather than 0.12%, because the waiver does not apply to 0.07% of the acquired fund fees and expenses, which accounts for dividend expenses and broker fees and expenses on short sales at the Underlying Portfolio level. This arrangement may not be terminated or modified prior to June 30, 2016 without the prior approval of the Trust's Board of Trustees.

AST Morgan Stanley Multi-Asset Portfolio The Portfolio will commence operations on or about July 13, 2015. Estimate based in part on assumed average daily net assets of $100 million for the Portfolio for the fiscal period ending December 31, 2015. The Investment Manager has contractually agreed to waive a portion of its investment management fees and/or reimburse certain expenses for the Portfolio so that the Portfolio's investment management fees plus other expenses (exclusive in all cases of taxes, interest, brokerage commissions, acquired fund fees and expenses, and extraordinary expenses) do not exceed 1.42% of the Portfolio's average daily net assets through June 30, 2016. The expense limitation may not be terminated or modified prior to June 30, 2016 without the prior approval of the Trust's Board of Trustees

AST Neuberger Berman Long/Short Portfolio The Portfolio will commence operations on or about July 13, 2015. Estimate based in part on assumed average daily net assets of $100 million for the Portfolio for the fiscal period ending December 31, 2015.

AST Wellington Management Real Total Return Portfolio The Portfolio will commence operations on or about July 13, 2015. Estimate based in part on assumed average daily net assets of $100 million for the Portfolio for the fiscal period ending December 31, 2015. The investment manager has contractually agreed to waive a portion of its investment management fees and/or reimburse certain expenses for the Portfolio so that the Portfolio's investment management fees plus other expenses (exclusive in all cases of taxes, interest, brokerage commissions, acquired fund fees and expenses, and extraordinary expenses) do not exceed 1.42% of the Portfolio's average daily net assets through June 30, 2016. The expense limitation may not be terminated or modified prior to June 30, 2016 without the prior approval of the Trust's Board of Trustees.

In the section titled, “Investment Options,” we add the following summary descriptions for the new Portfolios described above to the Investment Objectives table as follows:

PORTFOLIO NAME	INVESTMENT OBJECTIVES	PORTFOLIO ADVISER/SUBADVISER(S)
AST Managed Alternatives Portfolio	Seeks long-term capital appreciation with a focus on downside protection.	Prudential Investments LLC
AST Morgan Stanley Multi-Asset Portfolio	Seeks total return.	Morgan Stanley Investment Management, Inc.
AST Neuberger Berman Long/Short Portfolio	Seeks long term capital appreciation with a secondary objective of principal preservation.	Neuberger Berman Management LLC
AST Wellington Management Real Total Return Portfolio	Seeks long-term real total return.	Wellington Management Company LLP

THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.

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